March 15, 2019

David Giljohann
Chief Executive Officer
Exicure, Inc.
8045 Lamon Avenue
Suite 410
Skokie, IL 60077

       Re: Exicure, Inc.
           Registration Statement on Form S-3
           Filed March 8, 2019
           File No. 333-230175

Dear Dr. Giljohann:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Capital Stock
Anti-Takeover Effects of Provisions of Our Charter Documents, page 15

1. We refer to your disclosure in the second full paragraph on page 16 that your charter provides that the Delaware Court of Chancery will be the exclusive forum for any derivative action. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the
 David Giljohann
Exicure, Inc.
March 15, 2019
Page 2
      rules and regulations thereunder. If the provision applies to claims arising under the
      Securities Act, also disclose that there is uncertainty with respect to whether a court would enforce this provision, and that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder.
General

2. We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2018; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act
      Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any questions.



                                                             Sincerely,
FirstName LastNameDavid Giljohann
                                                             Division of
Corporation Finance
Comapany NameExicure, Inc.
                                                             Office of
Healthcare & Insurance
March 15, 2019 Page 2
cc:       Deepa Rich, Esq.
FirstName LastName